By Facsimile and Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549
Attention:             Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:        Matritech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 1-12128

Dear Mr. Rosenberg:

On behalf of Matritech, Inc. (the “Company”), this letter contains the Company’s responses to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in telephone conference held on January 23, 2007 between the Staff and representatives of the Company.

The responses set forth below have been organized in the same manner in which the Staff’s additional comments were organized.

1.    Please represent that you will, in future filings, provide separate disclosure of how you recognize revenue from sales made to different classes of customers.

We will, in future filings, include separate disclosure of how we recognize revenue from sales made to different classes of customers.

2.           Please represent that you will, in future filings, provide disclosure of the standards you use to recognize revenue from sales to distributors and the reasons you employ those standards.

We will, in future filings, include disclosure of the standards we apply to recognize revenue from sales to distributors and the reasons for those standards.

3.           Please discuss, at the product level, the reasons for treating different classes of customers and distribution channels differently from a revenue recognition standpoint.

We would include the following disclosure regarding our revenue recognition policies in our Annual Report on Form 10 - K and other future filings:

United States Securities and Exchange Commission
February 20, 2007

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and the Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). We recognize revenue when the following criteria have been met:

      1.    Persuasive evidence of an arrangement exists;

      2.    Delivery has occurred and risk of loss has passed to our customers;

      3.    Our price to the customer is fixed or determinable; and

      4.    Collectibility is reasonably assured.

When determining whether risk of loss has transferred to customers on product sales, we evaluate both the contractual terms and conditions of our sales agreements as well as our business practices. When determining whether collectibility is reasonably assured, we evaluate the facts and circumstances associated with the individual transaction. Factors we consider differ depending on the nature of the customer (end-user versus distributor), nature of the product (well established or relatively new), size of the transaction, whether we have a past history with the customer and the geographic location of the customer. These general principles are applied somewhat differently in three different circumstances:

(a) Sales of Laboratory Test Kits (whether to distributors or end-users)

Sales of Laboratory Test Kits include our NMP22 Lab Test Kit which we have manufactured and sold directly to end-user laboratories and to distributors since 1995 and non-NMP22 products which consist of various diagnostic products made by others, purchased by us and resold by us to end-user laboratories, principally in Germany. For these well established products, we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met. None of these products has any significant risk that regulatory approvals, reimbursement arrangements or inadequate physician education will prevent laboratory customers from successfully using the product. For sales of these products to distributors and end-user laboratories, we evaluate our prior collection history with the customer and occasionally obtain credit reports from external sources. We closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our end-user laboratory customers or for distributors of this product.

United States Securities and Exchange Commission
February 20, 2007

(b) Sales of NMP22 BladderChek Test to end-users

Our NMP22 BladderChek Test is a point-of-care bladder cancer test that we have manufactured and sold since 2001. Because it is the first point-of-care diagnostic test for any type of cancer, it can only be sold successfully if a commercially supportive marketplace has been established (eg, appropriate regulatory approvals, reimbursement arrangements and physician education are in place).

Sales of NMP22 BladderChek Test to end-user physicians are made in Germany and the United States because we have made significant investments to create a commercially supportive marketplace in each country. Despite these efforts, we have found that some physician customers demand a right of return because after product delivery they are not ready or able to utilize the product in their practice in the way they expected before their purchase. We have also found that some physician customers are less creditworthy than others. Due to the high volume and small size of these sales, we generally do not perform credit checks on potential customers but instead establish credit limits and closely monitor the aging of our receivable balances for these customers. If a physician customer account ages beyond 90 days, the customer will be put on credit hold and no further revenue will be recognized related to that customer until their greater than 90 day outstanding balances are paid in full.

While we record revenue when the product is shipped and the above-noted requirements of SAB 104 are met, at the same time we establish reserves for returns and non-payment based on our credit and collection history. These reserves are recorded as a reduction of revenue, and we regularly adjust the reserves based on our actual experience. To date, our historical calculations of the size of required reserves have been in line with our expectations.

(c) Sales of NMP22 BladderChek Test to distributors

Sales of NMP22 BladderChek Test to distributors began in late 2001 to reach markets other than Germany and the United States. Like us, each of these distributors has needed to make a significant investment to start-up and establish a commercially supportive marketplace in order to successfully sell the NMP22 BladderChek Test to physicians. While distributors for this product are typically established companies with experience in selling medical products, we discovered that the time required to create a commercially supportive marketplace in their territory was longer than they expected and that the new distributor’s initial sales were less than they projected. Such delays put their initial purchases of NMP22 BladderChek Tests at risk of expiration and over the years, despite our contractual prohibitions against returns, some have asked us to exchange their inventory for newer inventory in order to avoid a loss.

Business practices such as agreeing to product exchanges may indicate the existence of an implied right to return the product even if there are no such contractual provisions for product returns. We treat such practices, whether contractual or implied, as conveying a right of return and will establish provisions for returns when reasonable and reliable

United States Securities and Exchange Commission
February 20, 2007

estimates can be made. In accordance with SAB 104, where we do not have sufficient history to make reasonable and reliable estimates of returns, as is the case with distributors with whom we do not have a ten quarter history, we defer revenue until the distributor reports to us that it no longer has the product or we determine the shelf life of the product has expired (each indicating that the possibility of return is remote). After we have ten quarters of experience with an individual distributor, we recognize any remaining deferred revenue related to that distributor and subsequently recognize revenue upon shipment to that distributor. Shipments recorded as deferred revenue were approximately $430,000 in 2005 and approximately $130,000 in 2006.

As with our other distributor customers, we closely monitor our accounts receivable aging for these customers and establish reserves for significantly aged accounts if we believe the account is uncollectible. Our collection history has been favorable and we have not been required to establish material bad debt provisions for our significant distributor customers.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 928-0820.

Sincerely,

MATRITECH, INC.

/s/ Richard Sandberg
By: Richard Sandberg
Chief Financial Officer

cc:          Mark Brunhofer, Senior Staff Accountant
Securities and Exchange Commission
Barbara M. Johnson, Legal Counsel
Choate, Hall & Stewart LLP